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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Pharmchem Laboratories, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

717133102

(CUSIP Number)

October 11, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

John D. Botti

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 8,000
6. Shared Voting Power 590,550
7. Sole Dispositive Power 8,000
8. Shared Dispositive Power 590,550

9. Aggregate Amount Beneficially Owned by Each Reporting Person 598,550

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 10.28%

12. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Donald S. Brown

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 590,550
7. Sole Dispositive Power 0
8. Shared Dispositive Power 590,550

9. Aggregate Amount Beneficially Owned by Each Reporting Person 590,550

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 10.14%

12. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Botti Brown Asset Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 590,550
7. Sole Dispositive Power 0
8. Shared Dispositive Power 590,550

9. Aggregate Amount Beneficially Owned by Each Reporting Person 590,550

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 10.14%

12. Type of Reporting Person (See Instructions)

IA, OO

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Spring Point Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 199,650
7. Sole Dispositive Power 0
8. Shared Dispositive Power 199,650

9. Aggregate Amount Beneficially Owned by Each Reporting Person 199,650

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 3.43%

12. Type of Reporting Person (See Instructions)

PN

Item 1.

(a) Name of Issuer

Pharmchem Laboratories, Inc. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices

1505A O'Brien Avenue, Menlo Park, California 94025

Item 2.

(a) The names of the persons filing this statement are John D. Botti, Donald S. Brown, Botti Brown Asset Management, LLC, and Spring Point Partners, L.P. (collectively, the "Filers").

Spring Point Partners, L.P. is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. As indicated on its cover page, Spring Point Partners, L.P. no longer beneficially owns more than five percent of the outstanding common stock of the Issuer and, accordingly, Spring Point Partners, L.P. will no longer file Schedule 13G reports until required to do so under section 13 of the Securities Exchange Act of 1934, as amended.

(b) The principal business office of the Filers is located at One Montgomery Street, Suite 3300, San Francisco, CA 94104

(c) See Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Stock is 717133102.

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or

(c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].*

*See the cover page for Spring Point Partners, L.P.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The Filer is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Botti Brown Asset Management, LLC is a registered investment adviser. John D. Botti and Donald S. Brown are the controlling members of Botti Brown Asset Management, LLC.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2001

Botti Brown Asset Management, LLC By: s/s John D. Botti John D. Botti, Manager	Spring Point Partners, L.P. By: Botti Brown Asset Management, LLC By: s/s John D. Botti John D. Botti, Manager
s/s John D. Botti John D. Botti	s/s Donald S. Brown Donald S. Brown